Exhibit 99.1

The9 Signed a Definitive Share Purchase Agreement to Invest in AI-Powered

Educational Technology Company

Shanghai, China, June 3, 2024

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a definitive share purchase agreement (the “Agreement”) with Wuhan Weixiang Science And Technology Co., Ltd. (“WeiXiang”), an AI-powered educational technology company in China, to purchase 19% of WeiXiang by cash and issuance of The9’s restricted shares. The9 is also granted a purchase option to purchase up to 51% of the total shares of WeiXiang based on a valuation calculated as 7 times of Weixiang’s audited annual profit after tax, provided that such valuation should be higher than US$45 million.

Weixiang was founded by Mr. Xu Wang, a pioneer in the educational technology landscape in China who earned several educational awards including the title of 2018 China Education Industry Figure of the Year. Mr. Wang initially gained recognition with proprietary K-12 class management platform YuanDing, which revolutionized classroom management for teachers across China. Under Mr. Wang's leadership, the platform had reached millions of daily active users. In 2020, Mr. Wang founded Weixiang, aiming to create a localized online school ecosystem powered by short videos and live streaming. Weixiang leverages popular platforms like TikTok, KuaiShou and WeChat Video Channels, serving as their official ecosystem partner. Weixiang has amassed over 9 million followers across these platforms. The most popular teacher had engaged over 300,000 simultaneous viewers a single live stream, and had made monthly revenue over RMB10 million. Weixiang distinguishes itself from traditional live-streaming educational companies through its extensive use of AI applications. These technologies significantly enhance productivity and reduce operational costs. Key innovations include:

1.	AI Content Creation: By utilizing in-house developed GPTs, Weixiang produces high-quality content scripts and educational videos at large-scale. This allows teachers to effortlessly create short videos and live streaming content.

2.	AI Live Streaming Technology: Digital human video generation technology, combined with AI, analyzes audience interactions in real-time, enabling 24*7 live streams and enhancing viewer engagement. AI also facilitates automatic translation and subtitle generation, broadening the reach of live content.

3.	AI Teaching Assistants and Smart Customer Service: AI teaching assistants provide personalized learning plans and real-time practice and assessment services to help students grasp educational content better. Smart customer service leverages big data and machine learning to offer efficient user consultation and problem-solving, significantly improving user satisfaction.

Pursuant to the Agreement, The9 will pay cash consideration of US$1.5 million and will issue 284,465,400 restricted Class A ordinary shares (equivalent to 948,218 ADSs) to Weixiang. The restricted Class A ordinary shares to be issued to Weixiang will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 24,533,700 Class A Ordinary shares (equivalent to 81,779 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 9,813,600 Class A Ordinary shares (equivalent to 32,712 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,906,800 Class A Ordinary shares (equivalent to 16,356 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Weixiang completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of Weixiang.

“Weixiang is committed to extending high-quality education to underserved markets, ensuring students in remote areas have access to the same resources as those in major cities. Our future plans include recruiting and supporting grassroots teachers in lower-tier cities, helping them maximize their teaching potential through short videos and live streaming. These teachers will receive training and support from Weixiang to improve their teaching quality and content creation skills, ultimately benefiting local students and parents. Our AI applications will continue to embody our philosophy of "Inclusive education for all." On top of that, we will also strengthen our AI application on AI data analysis. We will develop advanced data analysis panels to accurately analyzing student performance, which will offer teachers insights in optimizing educational strategies, improving lessons and recommending assignments to enhance educational quality and effectiveness,” said Mr. Wang.

As of the date hereof, the total number of issued and outstanding shares of The9 is 2,696,075,827 (equivalent to 8,986,919 ADSs), being the sum of 2,682,468,493 Class A ordinary shares and 13,607,334 Class B ordinary shares.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries that offer significant growth potential.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com